Exhibit 99.2

Term Extension of 2015 Global Share Plan

The board of directors of PDD Holdings Inc. (the “Company”) and the compensation committee of the board of directors of the Company have approved and authorized an amendment to the Company’s 2015 Global Share Plan (the “2015 Plan”). The amendment extends the term of the 2015 Plan from 10 years to 20 years after its initial effective date.